UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bridgeport Ventures Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

108404104
(CUSIP Number)

January 7, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 108404104	Page 2 of 5

1	NAME OF REPORTING PERSONS Wayne Beach
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,929,400

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,929,400

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,929,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_______________
1 As of January 24, 2011, 50,364,600 shares of the Issuer’s common shares were issued and outstanding.

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CUSIP NO. 108404104	Page 3 of 5

Item 1(a).	Name of Issuer:

Bridgeport Ventures Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1000 – 36 Toronto Street
Toronto, Ontario
Canada M5C 2C5

Item 2(a).	Name of Person Filing:

Wayne Beach

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1000 – 36 Toronto Street
Toronto, Ontario
Canada M5C 2C5

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common shares, no par value

Item 2(e).	CUSIP Number:

108404104

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,929,400 common shares

(b)	Percent of class: 11.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote of 5,929,400 common shares, which includes 2,631,000 common shares issuable upon the exercise of warrants that are exercisable within 60 days of January 31, 2011.

(ii) Shared power to vote or direct the vote of 0 common shares

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CUSIP NO. 108404104	Page 4 of 5

(iii)

Sole power to dispose or to direct the disposition of 5,929,400 common shares, which includes 2,631,000 common shares issuable upon the exercise of warrants that are exercisable within 60 days of January 31, 2011

(iv)	Shared power to dispose or to direct the disposition of 0 common shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 108404104	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31,  2011

 /s/ Wayne Beach
Wayne Beach